Exhibit (a)(12)

i2 TECHNOLOGIES, INC.

MATERIAL INCOME TAX CONSEQUENCES FOR EMPLOYEES RESIDENT IN BELGIUM

The following is a general summary of the income tax consequences under current law of participating in the Offer for those individuals who are tax residents of Belgium. The summary is only intended to alert you to some of the material tax consequences you may want to consider in making your decision about the Offer. It does not discuss all of the tax consequences that may be relevant to you in your particular circumstances nor is it intended to apply to all option holders. It particularly does not apply to you if you are a citizen or resident of another country for local law purposes. It also does not address any state, provincial or other local law, any wealth tax, or the treatment of any dividends. In addition, you should note that tax laws change frequently, occasionally on a retroactive basis. You should consult with your tax advisor as to the tax consequences of your particular participation in the Offer.

Exchange of Options for Restricted Stock Units.

We do not believe that you will be subject to tax as a result of the exchange of any option for restricted stock units. However, any options previously granted to you on or after January 1, 1999 were taxable at grant. If you tender such options in exchange for restricted stock units, it is unlikely that you will be able to recover any taxes previously paid with respect to the grant of such options.

Restricted Stock Units.

When the restricted stock units vest and the underlying shares become issuable, you will recognize taxable income in an amount equal to the fair market value of those shares on the vesting date. There is a possibility that this taxable amount may be reduced by the value, if any, of your cancelled options. You should consult your financial and/or tax adviser to discuss this issue.

Sale of Shares.

You will not be subject to tax when you subsequently sell the shares acquired upon vesting of the restricted stock units.

Withholding and Reporting.

Your employer is not required to withhold or report income tax or social security contributions with respect to any income recognized in connection with the exchange of the options or vesting of the restricted stock units. It is your responsibility to report the income and pay all applicable taxes.